Registration No.  333-157111
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2000

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 30, 2009 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



                  Dow(R) Target 10 May '09 - Term 5/28/10
                  Target Focus 4 May '09 - Term 7/30/10
                   Target Triad May '09 - Term 7/30/10
                    Target VIP May '09 - Term 7/30/10

                                 FT 2000

FT 2000 is a series of a unit investment trust, the FT Series. FT 2000 consists of four separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                1-800-621-1675


              The date of this prospectus is April 30, 2009

                                Table of Contents

Summary of Essential Information                                    3
Fee Table                                                           5
Report of Independent Registered Public Accounting Firm             7
Statements of Net Assets                                            8
Schedules of Investments                                           11
The FT Series                                                      23
Portfolios                                                         23
Risk Factors                                                       29
Hypothetical Performance Information                               32
Public Offering                                                    34
Distribution of Units                                              36
The Sponsor's Profits                                              38
The Secondary Market                                               38
How We Purchase Units                                              38
Expenses and Charges                                               38
Tax Status                                                         39
Retirement Plans                                                   42
Rights of Unit Holders                                             42
Income and Capital Distributions                                   43
Redeeming Your Units                                               43
Investing in a New Trust                                           44
Removing Securities from a Trust                                   45
Amending or Terminating the Indenture                              46
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                         46
Other Information                                                  47

                        Summary of Essential Information

                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                  The Dow (R)
                                                                                                  Target 10
                                                                                                  Portfolio, May
                                                                                                  2009 Series
                                                                                                  ______________
Initial Number of Units (1)                                                                            14,125
Fractional Undivided Interest in a Trust per Unit (1)                                                1/14,125
Public Offering Price:
Public Offering Price per Unit (2)                                                                $    10.000
   Less Initial Sales Charge per Unit (3)                                                               (.100)
                                                                                                  ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                          9.900
   Less Deferred Sales Charge per Unit (3)                                                              (.145)
                                                                                                  ___________
Redemption Price per Unit (5)                                                                           9.755
    Less Creation and Development Fee per Unit (3)(5)                                                   (.050)
    Less Organization Costs per Unit (5)                                                                (.029)
                                                                                                  ___________
Net Asset Value per Unit                                                                          $     9.676
                                                                                                  ===========
Estimated Net Annual Distribution per Unit (6)                                                    $     .4677
Cash CUSIP Number                                                                                  30276K 299
Reinvestment CUSIP Number                                                                          30276K 307
Fee Accounts Cash CUSIP Number                                                                     30276K 315
Fee Accounts Reinvestment CUSIP Number                                                             30276K 323
FTPS CUSIP Number                                                                                  30276K 331
Security Code                                                                                          055705
Ticker Symbol                                                                                          FTBRAX

First Settlement Date                                         May 5, 2009
Mandatory Termination Date (7)                                May 28, 2010
Rollover Notification Date (8)                                May 15, 2010
Special Redemption and Liquidation Period (8)                 May 15, 2010 to May 28, 2010
Distribution Record Date                                      Tenth day of each month, commencing May 10, 2009.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing May 25, 2009.

____________

See "Notes to Summary of Essential Information" on page 4.

                        Summary of Essential Information

                                 FT 2000


At the Opening of Business on the Initial Date of Deposit-April 30, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                      Target Focus Four    Target Triad       Target VIP
                                                                      Portfolio            Portfolio          Portfolio
                                                                      May 2009 Series      May 2009 Series    May 2009 Series
                                                                      _________________    _______________    _______________
Initial Number of Units (1)                                               28,921               29,953             28,301
Fractional Undivided Interest in a Trust per Unit (1)                   1/28,921             1/29,953           1/28,301
Public Offering Price:
Public Offering Price per Unit (2)                                    $   10.000           $   10.000         $   10.000
   Less Initial Sales Charge per Unit (3)                                  (.100)               (.100)             (.100)
                                                                      __________           __________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)             9.900                9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                 (.145)               (.145)             (.145)
                                                                      __________           __________         __________
Redemption Price per Unit (5)                                              9.755                9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                      (.050)               (.050)             (.050)
    Less Organization Costs per Unit (5)                                   (.019)               (.022)             (.025)
                                                                      __________           __________         __________
Net Asset Value per Unit                                              $    9.686           $    9.683         $    9.680
                                                                      ==========           ==========         ==========

Estimated Net Annual Distribution per Unit (6)                        $    .2310           $    .2370         $    .1923
Cash CUSIP Number                                                     30276K 349           30276K 398         30276K 448
Reinvestment CUSIP Number                                             30276K 356           30276K 406         30276K 455
Fee Accounts Cash CUSIP Number                                        30276K 364           30276K 414         30276K 463
Fee Accounts Reinvestment CUSIP Number                                30276K 372           30276K 422         30276K 471
FTPS CUSIP Number                                                     30276K 380           30276K 430         30276K 489

Security Code                                                             055710               055714             055719
Ticker Symbol                                                             FTELLX               FBRNKX             FTVJMX

First Settlement Date                                         May 5, 2009
Mandatory Termination Date (7)                                July 30, 2010
Rollover Notification Date (8)                                July 15, 2010
Special Redemption and Liquidation Period (8)                 July 15, 2010 to July 30, 2010
Distribution Record Date                                      Tenth day of each month, commencing May 10, 2009.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing May 25, 2009.

____________

(1) As of the close of business on May 1, 2009, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although The Dow(R) Target 10 Portfolio has a term of approximately 13 months, and the Target Focus Four Portfolio, the Target Triad Portfolio, and the Target VIP Portfolio each has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            The Dow(R)
                                                                            Target 10                Target Focus Four
                                                                            Portfolio, May           Portfolio
                                                                            2009 Series              May 2009 Series
                                                                            _____________________    _____________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .190%(d)     $.0190
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .124%(f)     $.0124      .162%(f)     $.0162
                                                                            _______      _______     _______      ______
Total                                                                       .184%        $.0184      .222%        $.0222
                                                                            =======      =======     =======      ======


                                                                            Target Triad             Target VIP
                                                                            Portfolio                Portfolio
                                                                            May 2009 Series          May 2009 Series
                                                                            _____________________    _____________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .220%(d)     $.0220      .250%(d)     $.0250
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .098%(f)     $.0098      .299%(f)     $.0299
                                                                            ________     ________    ________     ________
       Total                                                                .158%        $.0158      .359%        $.0359
                                                                            ========     ========    ========     ========

Page 5


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. For all Trusts except The Dow(R) Target 10 Portfolio, the example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. For The Dow(R) Target 10 Portfolio, the example assumes the principal amount and distributions are rolled every 13 months. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                                 1 Year       3 Years     5 Years      10 Years
                                                                 ______       _______     _______      _______
The Dow(R) Target 10 Portfolio, May 2009 Series                  $342         $841        $1,366       $2,801
Target Focus Four Portfolio, May 2009 Series                      336          823         1,100        2,260
Target Triad Portfolio, May 2009 Series                           333          813         1,079        2,218
Target VIP Portfolio, May 2009 Series                             356          881         1,193        2,450

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing June 19, 2009.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 2000

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 2000, comprising Dow(R) Target 10
May '09 - Term 5/28/10 (The Dow(R) Target 10 Portfolio, May 2009 Series); Target Focus 4 May '09 - Term 7/30/10 (Target Focus Four Portfolio, May 2009 Series); Target Triad May '09 - Term 7/30/10 (Target Triad Portfolio, May 2009 Series); and Target VIP May '09 - Term 7/30/10 (Target VIP Portfolio, May 2009 Series) (collectively, the "Trusts"), as of the opening of business on April 30, 2009 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on April 30, 2009, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 2000, comprising the above-mentioned Trusts, as of the opening of business on April 30, 2009 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
April 30, 2009

                            Statements of Net Assets

                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                                      The Dow(R)
                                                                                      Target 10           Target Focus Four
                                                                                      Portfolio           Portfolio
                                                                                      May                 May
                                                                                      2009 Series         2009 Series
                                                                                      ___________         _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $139,841            $286,320
Less liability for reimbursement to Sponsor for organization costs (3)                    (410)               (549)
Less liability for deferred sales charge (4)                                            (2,048)             (4,194)
Less liability for creation and development fee (5)                                       (706)             (1,446)
                                                                                      ________            ________
Net assets                                                                            $136,677            $280,131
                                                                                      ========            ========
Units outstanding                                                                       14,125              28,921
Net asset value per Unit (6)                                                          $  9.676            $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $141,254            $289,212
Less maximum sales charge (7)                                                           (4,167)             (8,532)
Less estimated reimbursement to Sponsor for organization costs (3)                        (410)               (549)
                                                                                      ________            ________
Net assets                                                                            $136,677            $280,131
                                                                                      ========            ========
__________

See "Notes to Statements of Net Assets" on page 10.

                            Statements of Net Assets

                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                                    Target Triad         Target VIP
                                                                                    Portfolio            Portfolio
                                                                                    May                  May
                                                                                    2009 Series          2009 Series
                                                                                    ____________         ___________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                  $296,530             $280,184
Less liability for reimbursement to Sponsor for organization costs (3)                  (659)                (708)
Less liability for deferred sales charge (4)                                          (4,343)              (4,104)
Less liability for creation and development fee (5)                                   (1,498)              (1,415)
                                                                                    ________             ________
Net assets                                                                          $290,030             $273,957
                                                                                    ========             ========
Units outstanding                                                                     29,953               28,301
Net asset value per Unit (6)                                                        $  9.683             $  9.680

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                               $299,525             $283,014
Less maximum sales charge (7)                                                         (8,836)              (8,349)
Less estimated reimbursement to Sponsor for organization costs (3)                      (659)                (708)
                                                                                    ________             ________
Net assets                                                                          $290,030             $273,957
                                                                                    ========             ========
______________

See "Notes to Statements of Net Assets" on page 10.

Page 9


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. The Dow(R) Target 10 Portfolio, May 2009 Series has a Mandatory Termination Date of May 28, 2010. The Target Focus Four Portfolio, May 2009 Series; Target Triad Portfolio, May 2009 Series; and Target VIP Portfolio, May 2009 Series each has a Mandatory Termination Date of July 30, 2010.

(2) An irrevocable letter of credit for approximately $1,700,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to The Dow(R) Target 10 Portfolio, May 2009 Series; and approximately $500,000 has been allocated to each of Target Focus Four Portfolio, May 2009 Series; Target Triad Portfolio, May 2009 Series; and Target VIP Portfolio, May 2009 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on June 19, 2009 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through August 20, 2009. If Unit holders redeem Units before August 20, 2009 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

             The Dow(R) Target 10 Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price         Shares     Share       the Trust (2)  Yield (3)
________________________________                                ____________  ______     _________   _____________  _________
Common Stocks (100%):
Consumer Staples (10%):
KFT       Kraft Foods Inc.                                        10%           601      $ 23.27     $ 13,985        4.98%
Energy (10%):
CVX       Chevron Corporation                                     10%           207        67.56       13,985        3.85%
Health Care (30%):
JNJ       Johnson & Johnson                                       10%           274        51.03       13,982        3.84%
MRK       Merck & Co. Inc.                                        10%           585        23.90       13,981        6.36%
PFE       Pfizer Inc.                                             10%         1,041        13.43       13,981        4.77%
Industrials (20%):
BA        The Boeing Company                                      10%           345        40.55       13,990        4.14%
CAT       Caterpillar Inc.                                        10%           415        33.69       13,981        4.99%
Materials (10%):
DD        E.I. du Pont de Nemours and Company                     10%           499        28.02       13,982        5.85%
Telecommunication Services (20%):
T         AT&T Inc.                                               10%           548        25.52       13,985        6.43%
VZ        Verizon Communications Inc.                             10%           460        30.41       13,989        6.05%
                                                                _____                                ________
               Total Investments                                 100%                                $139,841
                                                                =====                                ========
___________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

               Target Focus Four Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (23.76%):
AAP      Advance Auto Parts, Inc.                                       1.65%          111        $  42.60    $  4,729
ARO      Aeropostale, Inc. *                                            0.89%           77           33.21       2,557
AZO      AutoZone, Inc. *                                               3.61%           63          163.93      10,328
BKE      The Buckle, Inc.                                               0.65%           51           36.39       1,856
BWLD     Buffalo Wild Wings Inc. *                                      0.31%           22           40.60         893
ELY      Callaway Golf Company                                          0.67%          249            7.66       1,907
DRI      Darden Restaurants, Inc.                                       2.08%          162           36.74       5,952
DLTR     Dollar Tree, Inc. *                                            1.58%          105           43.04       4,519
FDO      Family Dollar Stores, Inc.                                     1.86%          161           33.10       5,329
GPI      Group 1 Automotive, Inc. (6)                                   0.34%           46           20.90         961
HELE     Helen of Troy Limited +*                                       0.33%           58           16.42         952
HOTT     Hot Topic, Inc. *                                              0.30%           70           12.32         862
ISCA     International Speedway Corporation                             0.66%           82           23.20       1,902
ESI      ITT Educational Services, Inc. *                               1.51%           44           98.09       4,316
JOSB     Jos. A. Bank Clothiers, Inc. *                                 0.30%           21           40.90         859
LEG      Leggett & Platt, Incorporated                                  1.50%          297           14.45       4,292
LTM      LIFE TIME FITNESS, Inc. *                                      0.66%          106           17.93       1,901
NFLX     Netflix Inc. *                                                 1.07%           68           45.23       3,076
PNRA     Panera Bread Company (Class A) *                               0.74%           38           55.37       2,104
RGS      Regis Corporation                                              0.66%          101           18.81       1,900
ROST     Ross Stores, Inc.                                              1.98%          152           37.24       5,660
TM       Toyota Motor Corporation (ADR) +                               0.41%           15           78.33       1,175

Consumer Staples (3.01%):
GMCR     Green Mountain Coffee Roasters, Inc. *                         0.55%           30           52.73       1,582
JJSF     J & J Snack Foods Corp.                                        0.30%           22           39.12         861
UVV      Universal Corporation                                          2.16%          199           31.14       6,197

Energy (9.06%):
BAS      Basic Energy Services, Inc. *                                  0.33%           91           10.50         956
BRS      Bristow Group, Inc. *                                          0.33%           44           21.75         957
CVX      Chevron Corporation                                            1.51%           64           67.56       4,324
E        Eni SpA (ADR) +                                                0.41%           27           43.01       1,161
HOS      Hornbeck Offshore Services, Inc. *                             0.33%           46           20.71         953
OIS      Oil States International, Inc. *                               0.34%           50           19.20         960
OSG      Overseas Shipholding Group, Inc.                               0.67%           68           28.12       1,912

                        Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Energy (cont'd.):
PCX      Patriot Coal Corporation *                                     0.67%          352        $   5.42    $  1,908
PTEN     Patterson-UTI Energy, Inc.                                     0.67%          139           13.69       1,903
PVA      Penn Virginia Corporation                                      0.33%           66           14.35         947
PDE      Pride International, Inc. *                                    0.67%           80           23.84       1,907
REP      Repsol YPF, S.A. (ADR) +                                       0.40%           61           18.93       1,155
RDS/A    Royal Dutch Shell Plc (ADR) +                                  0.40%           25           45.95       1,149
CKH      SEACOR Holdings Inc. *                                         0.33%           14           66.52         931
SUG      Southern Union Company                                         0.67%          118           16.18       1,909
TTI      TETRA Technologies, Inc. *                                     0.33%          162            5.90         956
UNT      Unit Corporation *                                             0.67%           68           28.09       1,910

Financials (19.28%):
AZ       Allianz AG (ADR) +                                             0.40%          129            8.88       1,146
AFG      American Financial Group, Inc.                                 0.67%          109           17.57       1,915
AF       Astoria Financial Corporation                                  1.50%          512            8.39       4,296
AXA      AXA S.A. (ADR) +                                               0.40%           74           15.41       1,140
STD      Banco Santander Central Hispano S.A. (ADR) +                   0.40%          129            8.89       1,147
BMO      Bank of Montreal +                                             0.40%           35           32.77       1,147
BCS      Barclays Plc (ADR) (6) +                                       0.40%           74           15.54       1,150
BBT      BB&T Corporation                                               1.50%          178           24.10       4,290
BMR      BioMed Realty Trust, Inc. (5)                                  0.33%           86           11.04         949
CM       Canadian Imperial Bank of Commerce +                           0.40%           25           45.61       1,140
CS       Credit Suisse Group (ADR) +                                    0.41%           30           38.70       1,161
DB       Deutsche Bank AG +                                             0.40%           21           54.38       1,142
DRH      DiamondRock Hospitality Company (5) (6)                        0.33%          153            6.24         955
EPR      Entertainment Properties Trust (5)                             0.33%           41           23.25         953
EXR      Extra Space Storage Inc. (5) (6)                               0.33%          130            7.34         954
FNB      F.N.B. Corporation                                             1.50%          547            7.85       4,294
FAF      First American Corporation                                     0.66%           72           26.35       1,897
FBP      First BanCorp. +                                               1.83%          916            5.73       5,249
FMBI     First Midwest Bancorp, Inc.                                    0.33%          102            9.38         957
FNFG     First Niagara Financial Group, Inc.                            1.50%          305           14.09       4,297
ING      ING Groep N.V. (ADR) (6) +                                     0.40%          133            8.62       1,146
LHO      LaSalle Hotel Properties (5)                                   0.33%           79           12.09         955
LYG      Lloyds TSB Group Plc (ADR) (6) +                               0.40%          188            6.09       1,145


                    Schedule of Investments (cont'd.)

               Target Focus Four Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Financials (cont'd.):
MPW      Medical Properties Trust Inc. (5)                              0.33%          184        $   5.19    $    955
NAL      NewAlliance Bancshares, Inc.                                   0.67%          142           13.44       1,908
PEI      Pennsylvania Real Estate Investment Trust (5)                  0.33%          138            6.92         955
PLFE     Presidential Life Corporation                                  0.34%           82           11.70         959
SFG      StanCorp Financial Group, Inc.                                 0.67%           69           27.59       1,904
TD       The Toronto-Dominion Bank +                                    0.40%           29           39.72       1,152
UBS      UBS AG +*                                                      0.40%           87           13.13       1,142
UMPQ     Umpqua Holdings Corporation                                    0.33%           92           10.40         957
WTNY     Whitney Holding Corporation                                    0.33%           75           12.75         956
WTFC     Wintrust Financial Corporation                                 0.33%           56           17.07         956

Health Care (9.37%):
CERN     Cerner Corporation *                                           1.55%           83           53.63       4,451
CPSI     Computer Programs and Systems, Inc.                            0.31%           24           36.40         874
CNMD     CONMED Corporation *                                           0.33%           73           13.00         949
HS       HealthSpring, Inc. *                                           0.33%          100            9.50         950
HRC      Hill-Rom Holdings, Inc.                                        0.67%          149           12.78       1,904
HOLX     Hologic, Inc. *                                                0.66%          127           14.98       1,902
KND      Kindred Healthcare, Inc. *                                     0.67%          141           13.54       1,909
LPNT     LifePoint Hospitals, Inc. *                                    0.67%           75           25.46       1,910
MYGN     Myriad Genetics, Inc. *                                        1.49%          108           39.47       4,263
OSIP     OSI Pharmaceuticals, Inc. *                                    0.79%           65           34.94       2,271
SEPR     Sepracor Inc. *                                                0.62%          123           14.44       1,776
WPI      Watson Pharmaceuticals, Inc. *                                 1.28%          118           31.14       3,675

Industrials (9.17%):
AXB      Alexander & Baldwin, Inc.                                      0.66%           70           27.15       1,901
BGG      Briggs & Stratton Corporation                                  1.50%          282           15.22       4,292
KSU      Kansas City Southern *                                         0.67%          129           14.75       1,903
OSK      Oshkosh Corporation                                            0.67%          156           12.24       1,909
SCHS     School Specialty, Inc. *                                       0.34%           50           19.19         960
SKYW     SkyWest, Inc.                                                  0.33%           78           12.26         956
TKR      The Timken Company                                             2.16%          372           16.67       6,201
TRN      Trinity Industries, Inc.                                       2.17%          461           13.46       6,205
URS      URS Corporation *                                              0.67%           44           43.47       1,913

                    Schedule of Investments (cont'd.)

               Target Focus Four Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Information Technology (6.31%):
ADPT     Adaptec, Inc. *                                                0.33%          321        $   2.97    $    953
BBOX     Black Box Corporation                                          0.34%           34           28.28         962
CHKP     Check Point Software Technologies Ltd. +*                      1.95%          243           22.93       5,572
HIT      Hitachi, Ltd. (ADR) (6) +                                      0.40%           33           34.97       1,154
SAI      SAIC, Inc. *                                                   1.55%          240           18.51       4,442
SY       Sybase, Inc. *                                                 1.08%           91           34.02       3,096
TECD     Tech Data Corporation *                                        0.66%           67           28.33       1,898

Materials (5.31%):
MT       ArcelorMittal (ADR) +                                          0.40%           50           22.96       1,148
ASH      Ashland Inc.                                                   0.67%           99           19.25       1,906
CBT      Cabot Corporation                                              0.67%          126           15.12       1,905
MTX      Minerals Technologies Inc.                                     0.67%           51           37.64       1,920
OMG      OM Group, Inc. *                                               0.34%           34           28.29         962
PKX      POSCO (ADR) +                                                  0.39%           15           74.34       1,115
RS       Reliance Steel & Aluminum Co.                                  0.67%           56           34.03       1,906
SXT      Sensient Technologies Corporation                              1.50%          179           24.05       4,305

Telecommunication Services (2.00%):
CHU      China Unicom Ltd. (ADR) +                                      0.40%          101           11.32       1,143
DT       Deutsche Telekom AG (ADR) +                                    0.40%          104           10.99       1,143
NTT      Nippon Telegraph & Telephone Corporation (ADR) +               0.40%           60           19.19       1,151
TI       Telecom Italia SpA (ADR) +                                     0.40%           91           12.58       1,145
VOD      Vodafone Group Plc (ADR) +                                     0.40%           62           18.58       1,152

Utilities (12.73%):
AEP      American Electric Power Company, Inc.                          1.50%          162           26.44       4,283
AVA      Avista Corporation                                             0.33%           63           15.09         951
DTE      DTE Energy Company                                             1.50%          150           28.60       4,290
EIX      Edison International                                           1.50%          150           28.64       4,296
KEP      Korea Electric Power Corporation (ADR) +*                      0.40%          109           10.49       1,143
NI       NiSource Inc.                                                  1.50%          393           10.93       4,295
NU       Northeast Utilities                                            1.50%          209           20.50       4,285
PNW      Pinnacle West Capital Corporation                              1.50%          156           27.44       4,281
SCG      SCANA Corporation                                              1.50%          141           30.50       4,300
SRE      Sempra Energy                                                  1.50%           94           45.82       4,307
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $286,320
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

                 Target Triad Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      ________    _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (15.40%):
AMZN     Amazon.com, Inc. *                                              1.99%          74        $ 79.79     $  5,904
AM       American Greetings Corporation                                  0.75%         297           7.49        2,225
APOL     Apollo Group, Inc. (Class A) *                                  2.00%          95          62.48        5,936
AZO      AutoZone, Inc. *                                                1.99%          36         163.93        5,901
COH      Coach, Inc.                                                     2.00%         244          24.33        5,936
HHS      Harte-Hanks, Inc.                                               0.75%         291           7.64        2,223
MDP      Meredith Corporation                                            0.75%          91          24.39        2,219
NPK      National Presto Industries, Inc.                                0.76%          31          72.28        2,241
TJX      The TJX Companies, Inc.                                         2.01%         215          27.66        5,947
TM       Toyota Motor Corporation (ADR) +                                0.40%          15          78.33        1,175
YUM      Yum! Brands, Inc.                                               2.00%         175          33.84        5,922

Consumer Staples (8.99%):
ANDE     The Andersons, Inc.                                             0.75%         138          16.08        2,219
AVP      Avon Products, Inc.                                             2.00%         271          21.90        5,935
CALM     Cal-Maine Foods, Inc.                                           0.75%          84          26.54        2,229
CL       Colgate-Palmolive Company                                       1.99%          99          59.71        5,911
CPO      Corn Products International, Inc.                               0.75%          96          23.08        2,216
LO       Lorillard, Inc.                                                 2.00%          93          63.72        5,926
UVV      Universal Corporation                                           0.75%          71          31.14        2,211

Energy (16.19%):
E        Eni SpA (ADR) +                                                 0.41%          28          43.01        1,204
MUR      Murphy Oil Corporation                                          2.00%         124          47.80        5,927
NBL      Noble Energy, Inc.                                              1.99%          98          60.27        5,906
OXY      Occidental Petroleum Corporation                                1.99%         103          57.40        5,912
OSG      Overseas Shipholding Group, Inc.                                0.75%          79          28.12        2,221
REP      Repsol YPF, S.A. (ADR) +                                        0.40%          63          18.93        1,193
RDS/A    Royal Dutch Shell Plc (ADR) +                                   0.40%          26          45.95        1,195
SWN      Southwestern Energy Company *                                   2.00%         163          36.41        5,935
SUN      Sunoco, Inc.                                                    0.75%          83          26.95        2,237
TLM      Talisman Energy Inc. +                                          2.00%         466          12.74        5,937
TK       Teekay Corporation +                                            0.75%         160          13.90        2,224
TNP      Tsakos Energy Navigation Ltd. +                                 0.75%         144          15.48        2,229
UPL      Ultra Petroleum Corp. +*                                        2.00%         134          44.29        5,935

                        Schedule of Investments (cont'd.)

                     Target Triad Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      ________    _____________
Financials (7.80%):
AZ       Allianz AG (ADR) +                                              0.40%         134        $  8.88     $  1,190
AXA      AXA S.A. (ADR) +                                                0.40%          77          15.41        1,187
STD      Banco Santander Central Hispano S.A. (ADR) +                    0.40%         133           8.89        1,182
BMO      Bank of Montreal +                                              0.40%          36          32.77        1,180
BCS      Barclays Plc (ADR) (6) +                                        0.40%          76          15.54        1,181
CM       Canadian Imperial Bank of Commerce +                            0.40%          26          45.61        1,186
CINF     Cincinnati Financial Corporation                                0.75%          87          25.54        2,222
CS       Credit Suisse Group (ADR) +                                     0.40%          31          38.70        1,200
DB       Deutsche Bank AG +                                              0.40%          22          54.38        1,196
ING      ING Groep N.V. (ADR) (6) +                                      0.40%         138           8.62        1,190
LYG      Lloyds TSB Group Plc (ADR) (6) +                                0.40%         195           6.09        1,188
SAFT     Safety Insurance Group, Inc.                                    0.75%          65          34.14        2,219
SIGI     Selective Insurance Group, Inc.                                 0.75%         175          12.68        2,219
TD       The Toronto-Dominion Bank +                                     0.40%          30          39.72        1,192
UBS      UBS AG +*                                                       0.40%          90          13.13        1,182
ZNT      Zenith National Insurance Corp.                                 0.75%          98          22.81        2,235

Health Care (11.01%):
ACL      Alcon, Inc. +                                                   2.00%          62          95.60        5,927
BIIB     Biogen Idec Inc. *                                              2.00%         125          47.42        5,927
BVF      Biovail Corporation +                                           0.75%         196          11.35        2,225
BMY      Bristol-Myers Squibb Company                                    0.75%         116          19.15        2,221
ESRX     Express Scripts, Inc. *                                         2.00%          98          60.45        5,924
JNJ      Johnson & Johnson                                               0.76%          44          51.03        2,245
MHS      Medco Health Solutions, Inc. *                                  2.00%         140          42.29        5,921
PPDI     Pharmaceutical Product Development, Inc.                        0.75%         114          19.47        2,220

Industrials (7.01%):
AXB      Alexander & Baldwin, Inc.                                       0.75%          82          27.15        2,226
B        Barnes Group Inc.                                               0.75%         159          14.01        2,228
ETN      Eaton Corporation                                               0.75%          50          44.39        2,219
FSLR     First Solar, Inc. *                                             2.00%          39         151.67        5,915
PCP      Precision Castparts Corp.                                       2.01%          81          73.65        5,966
TRN      Trinity Industries, Inc.                                        0.75%         165          13.46        2,221

Information Technology (9.40%):
CGNX     Cognex Corporation                                              0.75%         154          14.44        2,224
GLW      Corning Incorporated                                            2.00%         400          14.85        5,940
EBAY     eBay Inc. *                                                     2.00%         360          16.47        5,929
HIT      Hitachi, Ltd. (ADR) (6) +                                       0.40%          34          34.97        1,189

                    Schedule of Investments (cont'd.)

                 Target Triad Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      ________    _____________
Information Technology (cont'd.):
MXIM     Maxim Integrated Products, Inc.                                 0.75%         165        $ 13.47     $  2,223
MOLX     Molex Incorporated                                              0.75%         133          16.76        2,229
MTSC     MTS Systems Corporation                                         0.75%         105          21.10        2,215
RIMM     Research in Motion Limited +*                                   2.00%          89          66.79        5,944

Materials (15.80%):
AGU      Agrium Inc. +                                                   2.00%         140          42.30        5,922
MT       ArcelorMittal (ADR) +                                           0.40%          52          22.96        1,194
CBT      Cabot Corporation                                               0.75%         147          15.12        2,223
CRS      Carpenter Technology Corporation                                0.75%         113          19.66        2,222
GG       Goldcorp, Inc. +                                                2.00%         209          28.35        5,925
MEOH     Methanex Corporation +                                          0.75%         205          10.83        2,220
MON      Monsanto Company                                                2.01%          72          82.75        5,958
MOS      The Mosaic Company                                              2.00%         148          40.03        5,924
NEM      Newmont Mining Corporation                                      2.00%         146          40.71        5,944
PKX      POSCO (ADR) +                                                   0.40%          16          74.34        1,189
POT      Potash Corporation of Saskatchewan Inc. +                       1.99%          69          85.59        5,906
STLD     Steel Dynamics, Inc.                                            0.75%         190          11.68        2,219

Telecommunication Services (5.00%):
T        AT&T Inc.                                                       0.75%          87          25.52        2,220
CTL      CenturyTel, Inc.                                                0.75%          83          26.95        2,237
CHU      China Unicom Ltd. (ADR) +                                       0.40%         105          11.32        1,189
DT       Deutsche Telekom AG (ADR) +                                     0.40%         108          10.99        1,187
NTT      Nippon Telegraph & Telephone Corporation (ADR) +                0.40%          62          19.19        1,190
TI       Telecom Italia SpA (ADR) +                                      0.40%          94          12.58        1,182
TU       TELUS Corporation +                                             0.75%          95          23.38        2,221
VZ       Verizon Communications Inc.                                     0.75%          73          30.41        2,220
VOD      Vodafone Group Plc (ADR) +                                      0.40%          64          18.58        1,189

Utilities (3.40%):
LNT      Alliant Energy Corporation                                      0.75%          99          22.46        2,224
DTE      DTE Energy Company                                              0.75%          78          28.60        2,231
KEP      Korea Electric Power Corporation (ADR) +*                       0.40%         113          10.49        1,185
POM      Pepco Holdings, Inc.                                            0.75%         185          12.01        2,222
WR       Westar Energy, Inc.                                             0.75%         126          17.69        2,229
                                                                       _______                                ________
              Total Investments                                        100.00%                                $296,530
                                                                       =======                                ========
______________________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

                  Target VIP Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (24.81%):
AAP           Advance Auto Parts, Inc.                                     0.91%           60       $ 42.60     $  2,556
ARO           Aeropostale, Inc. *                                          0.50%           42         33.21        1,395
APEI          American Public Education, Inc. *                            0.37%           28         37.47        1,049
APOL          Apollo Group, Inc. (Class A) *                               1.23%           55         62.48        3,436
AZO           AutoZone, Inc. *                                             2.34%           40        163.93        6,558
BBBY          Bed Bath & Beyond Inc. *                                     0.68%           64         29.86        1,911
BKE           The Buckle, Inc.                                             0.36%           28         36.39        1,019
BWLD          Buffalo Wild Wings Inc. *                                    0.62%           43         40.60        1,746
CRI           Carter's, Inc. *                                             0.75%          100         21.07        2,107
CTR           The Cato Corporation                                         0.30%           43         19.46          837
DRI           Darden Restaurants, Inc.                                     1.15%           88         36.74        3,233
DTV           The DIRECTV Group, Inc. *                                    3.15%          348         25.35        8,822
DLTR          Dollar Tree, Inc. *                                          0.88%           57         43.04        2,453
FDO           Family Dollar Stores, Inc.                                   1.03%           87         33.10        2,880
FRED          Fred's, Inc.                                                 0.31%           63         13.59          856
GRMN          Garmin Ltd. +                                                0.40%           46         24.18        1,112
HIBB          Hibbett Sports Inc. *                                        0.34%           45         21.14          951
HOTT          Hot Topic, Inc. *                                            0.17%           38         12.32          468
ESI           ITT Educational Services, Inc. *                             0.84%           24         98.09        2,354
JOSB          Jos. A. Bank Clothiers, Inc. *                               0.60%           41         40.90        1,677
MCD           McDonald's Corporation                                       3.34%          172         54.41        9,359
NFLX          Netflix Inc. *                                               0.60%           37         45.23        1,674
ORLY          O'Reilly Automotive, Inc. *                                  0.45%           34         37.24        1,266
PNRA          Panera Bread Company (Class A) *                             0.41%           21         55.37        1,163
PETS          PetMed Express, Inc. *                                       0.21%           37         15.80          585
ROST          Ross Stores, Inc.                                            1.53%          115         37.24        4,283
SHOO          Steven Madden, Ltd. *                                        0.30%           29         29.27          849
UTI           Universal Technical Institute Inc. *                         0.20%           39         14.19          553
VIV FP        Vivendi S.A. #                                               0.84%           87         26.92        2,342

Consumer Staples (8.02%):
CPB           Campbell Soup Company                                        0.19%           21         25.57          537
CL            Colgate-Palmolive Company                                    0.62%           29         59.71        1,732
DMND          Diamond Foods, Inc.                                          0.25%           26         26.52          690
GMCR          Green Mountain Coffee Roasters, Inc. *                       0.30%           16         52.73          844
HANS          Hansen Natural Corporation *                                 0.31%           21         41.17          865
JJSF          J & J Snack Foods Corp.                                      0.17%           12         39.12          469
PM            Philip Morris International Inc.                             1.55%          118         36.84        4,347
PG            The Procter & Gamble Company                                 3.33%          185         50.42        9,328
THS           TreeHouse Foods, Inc. *                                      0.48%           50         26.95        1,348
UNFI          United Natural Foods, Inc. *                                 0.58%           70         23.18        1,623
USNA          USANA Health Sciences, Inc. *                                0.24%           27         25.35          684

                    Schedule of Investments (cont'd.)

                  Target VIP Portfolio, May 2009 Series
                                 FT 2000


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Energy (13.77%):
BP/ LN      BP Plc #                                                       0.83%          328       $  7.11     $  2,332
CVX         Chevron Corporation                                            3.33%          138         67.56        9,323
DO          Diamond Offshore Drilling, Inc.                                0.58%           22         74.11        1,630
ENI IM      Eni SpA #                                                      0.84%          109         21.50        2,343
EOG         EOG Resources, Inc.                                            0.91%           39         65.74        2,564
XOM         Exxon Mobil Corporation                                        3.35%          137         68.44        9,376
REP SM      Repsol YPF, S.A. #                                             0.84%          124         18.90        2,344
RDSB LN     Royal Dutch Shell Plc #                                        0.83%          104         22.37        2,327
SWN         Southwestern Energy Company *                                  0.71%           55         36.41        2,003
USU         USEC Inc. *                                                    0.40%          172          6.50        1,118
WNR         Western Refining, Inc. (6)                                     0.52%          112         12.92        1,447
INT         World Fuel Services Corporation                                0.63%           47         37.50        1,763

Financials (4.69%):
AOC         Aon Corporation                                                0.58%           39         41.43        1,616
BBVA SM     Banco Bilbao Vizcaya Argentaria, S.A. #                        0.83%          219         10.68        2,340
LPHI        Life Partners Holdings, Inc.                                   0.15%           23         17.92          412
MCO         Moody's Corporation                                            0.33%           32         28.79          921
SAN SM      Santander Central Hispano S.A. #                               0.83%          253          9.22        2,333
SF          Stifel Financial Corp. *                                       0.75%           42         49.74        2,089
TRV         The Travelers Companies, Inc.                                  1.22%           80         42.56        3,405

Health Care (17.11%):
ALGN        Align Technology, Inc. *                                       0.45%          101         12.46        1,258
AMGN        Amgen Inc. *                                                   1.15%           63         51.03        3,215
ATHN        Athenahealth, Inc. *                                           0.55%           51         30.32        1,546
BIIB        Biogen Idec Inc. *                                             1.18%           70         47.42        3,319
CERN        Cerner Corporation *                                           0.86%           45         53.63        2,413
CHE         Chemed Corporation                                             0.55%           36         43.01        1,548
CPSI        Computer Programs and Systems, Inc.                            0.38%           29         36.40        1,055
GILD        Gilead Sciences, Inc. *                                        4.72%          282         46.96       13,243
HGR         Hanger Orthopedic Group, Inc. *                                0.24%           49         13.73          673
HMSY        HMS Holdings Corporation *                                     0.47%           41         31.84        1,305
ICUI        ICU Medical, Inc. *                                            0.31%           23         37.26          857
LHCG        LHC Group Inc. *                                               0.25%           29         24.31          705
MRK         Merck & Co. Inc.                                               3.34%          391         23.90        9,345
MYGN        Myriad Genetics, Inc. *                                        0.83%           59         39.47        2,329
OSIP        OSI Pharmaceuticals, Inc. *                                    0.45%           36         34.94        1,258
SEPR        Sepracor Inc. *                                                0.34%           67         14.44          967
SYK         Stryker Corporation                                            0.33%           24         38.65          928
WPI         Watson Pharmaceuticals, Inc. *                                 0.71%           64         31.14        1,993

Industrials (4.65%):
ASEI        American Science and Engineering, Inc.                         0.30%           14         60.66          849
BECN        Beacon Roofing Supply, Inc. *                                  0.38%           68         15.77        1,072
CTAS        Cintas Corporation                                             0.34%           37         25.84          956
DPW GY      Deutsche Post AG #                                             0.83%          208         11.23        2,336
DNB         The Dun & Bradstreet Corporation                               0.65%           22         82.47        1,814
HCSG        Healthcare Services Group, Inc.                                0.45%           70         18.03        1,262
MTZ         MasTec, Inc. *                                                 0.56%          115         13.62        1,566
RHI         Robert Half International Inc.                                 0.51%           59         24.20        1,428
ROK         Rockwell Automation, Inc.                                      0.63%           53         33.06        1,752

                    Schedule of Investments (cont'd.)

                  Target VIP Portfolio, May 2009 Series
                                 FT 2000


At the Opening of Business on the Initial Date of Deposit-April 30, 2009


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price   Shares    per Share   the Trust (2)
_______________________________                                        ____________     ______    _________   ____________
Information Technology (15.30%):
CHKP        Check Point Software Technologies Ltd. +*                      1.51%          185       $ 22.93     $  4,242
CTSH        Cognizant Technology Solutions Corporation *                   0.59%           68         24.43        1,661
CPWR        Compuware Corporation *                                        0.37%          139          7.40        1,029
CSGS        CSG Systems International, Inc. *                              0.29%           59         13.97          824
DGIT        DG Fastchannel, Inc. *                                         0.27%           33         23.31          769
IDCC        InterDigital, Inc. *                                           0.65%           69         26.54        1,831
LLTC        Linear Technology Corporation                                  0.42%           54         21.64        1,169
TNDM        Neutral Tandem, Inc. *                                         0.47%           51         26.09        1,331
ORCL        Oracle Corporation                                             4.16%          595         19.60       11,662
RVBD        Riverbed Technology, Inc. *                                    0.70%          107         18.37        1,966
SAI         SAIC, Inc. *                                                   0.87%          131         18.51        2,425
SY          Sybase, Inc. *                                                 0.61%           50         34.02        1,701
SYNA        Synaptics Incorporated *                                       0.61%           53         32.17        1,705
TDC         Teradata Corporation *                                         0.57%           95         16.78        1,594
TYL         Tyler Technologies, Inc. *                                     0.35%           57         17.05          972
WU          Western Union Company                                          2.38%          391         17.03        6,659
XLNX        Xilinx, Inc.                                                   0.48%           67         19.93        1,335
Materials (1.38%):
BAS GY      BASF AG #                                                      0.83%           66         35.13        2,319
CCC         Calgon Carbon Corporation *                                    0.55%           89         17.39        1,548
Telecommunication Services (4.18%):
DTE GY      Deutsche Telekom AG #                                          0.84%          194         12.07        2,341
FTE FP      France Telecom S.A. #                                          0.84%          106         22.12        2,345
SCMN VX     Swisscom AG #                                                  0.84%            9        262.07       2,359
TEF SM      Telefonica S.A. #                                              0.83%          120         19.39        2,327
VOD LN      Vodafone Group Plc #                                           0.83%        1,269          1.84        2,335
Utilities (6.09%):
CHG         CH Energy Group, Inc.                                          0.41%           25         45.43        1,136
ENEL IM     Enel SpA #                                                     0.83%          435          5.37        2,335
EQT         EQT Corporation                                                0.09%            7         35.78          250
FUM1V FH    Fortum Oyj #                                                   0.83%          119         19.60        2,332
NG/ LN      National Grid Plc #                                            0.83%          284          8.24        2,339
STR         Questar Corporation                                            0.11%           10         30.15          301
RWE GY      RWE AG #                                                       0.84%           33         71.31        2,353
SSE LN      Scottish & Southern Energy Plc #                               0.83%          145         16.08        2,332
SRG IM      Snam Rete Gas SpA #                                            0.83%          596          3.92        2,337
SO          The Southern Company                                           0.49%           46         30.03        1,381
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $280,184
                                                                         =======                                ========
___________

See "Notes to Schedules of Investments" on page 22.

Page 21


                        NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 30, 2009. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of Securities    Profit
                                                          to Sponsor            (Loss)
                                                          ___________           ______
The Dow(R) Target 10 Portfolio, May 2009 Series           $141,201              $(1,360)
Target Focus Four Portfolio, May 2009 Series               291,365               (5,045)
Target Triad Portfolio, May 2009 Series                    302,068               (5,538)
Target VIP Portfolio, May 2009 Series                      283,221               (3,037)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 14.13%, 27.75% and 18.58% of the investments of the Target Focus Four Portfolio, May 2009 Series; Target Triad Portfolio, May 2009 Series; and Target VIP Portfolio, May 2009 Series, respectively.

(5) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise approximately 2.31% of the investments of the Target Focus Four Portfolio, May 2009 Series.

(6) As of the Initial Date of Deposit, this Security has suspended paying dividends.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                              The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2000, consists of four separate portfolios set forth below:

      - Dow(R) Target 10 May '09 - Term 5/28/10
        (The Dow(R) Target 10 Portfolio, May 2009 Series)
      - Target Focus 4 May '09 - Term 7/30/10
        (Target Focus Four Portfolio, May 2009 Series)
      - Target Triad May '09 - Term 7/30/10
        (Target Triad Portfolio, May 2009 Series)
      - Target VIP May '09 - Term 7/30/10
        (Target VIP Portfolio, May 2009 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return.

To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above- average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

                      The Dow(R) Target 10 Portfolio

The Dow(R) Target 10 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued.
Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks.

The Dow(R) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) ("DJIA(sm)") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 highest dividend-yielding stocks for The Dow(R) Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 10 Portfolio is considered to be a Large-Cap Blend Trust.


                       Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 30% common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise the The Dow(R) Target Dividend Strategy, S&P Target SMid 60 Strategy, Value Line(R) Target 25 Strategy, and the NYSE (R) International Target 25 Strategy were selected as follows:

The Dow(R) Target Dividend Strategy.

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                      S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") (excluding registered investment companies, limited partnerships and business development companies) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors: - Price to cash flow; - 12-month change in return on assets; and - 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the initial date of deposit, gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

     - Price to book; and

     - Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

                          Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to provide the potential for above-average capital appreciation, has been developed for this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

- Approximately 30% common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% common stocks which comprise the Target Growth
Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four Portfolio." The Securities which comprise the Target Diversified Dividend Strategy and the Target Growth Strategy components of the Target Triad Portfolio were selected as follows:

Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price to book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

Target Growth Strategy.

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                           Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four Portfolio." The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which compares the number of shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:


Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the NYSE Amex or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.


Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalizations among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

"Dow Jones Industrial Average(sm)," "Dow(R)," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are trademarks or service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 10 Portfolio, the Target Focus Four Portfolio and the Target VIP Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and the Target Triad Portfolio, which use the "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), Dow Jones U.S. Select Dividend Index(sm), Nasdaq-100 Index, NYSE International 100 Index(sm), S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                               Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of The Dow(R) Target 10 Portfolio and the 15-month life of the Target Focus Four Portfolio, the Target Triad Portfolio and the Target VIP Portfolio, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by a Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 10 Portfolio is concentrated in stocks of health care companies. The Target Focus Four Portfolio is concentrated in stocks of consumer products companies. The Target VIP Portfolio is concentrated in stocks of consumer products companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Health Care. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


REITs. Certain of the Securities in the Target Focus Four Portfolio are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Securities. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the U.S. and developed foreign markets.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by Crest Co. Ltd. and Euroclear, each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currency in which the Securities trade.

Small-Cap Companies. Certain of the Securities in certain of the Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Lorillard, Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.


                   Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm) and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect brokerage commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.


You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years, and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.


DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

           The        Target
           Dow(R)     Focus      Target     Target
           Target 10  Four       Triad      VIP                         S&P 500
Year       Strategy   Strategy   Strategy   Strategy        DJIA(sm)    Index
---------  ---------  ---------  ---------  ---------       ---------   --------
1972        19.81%                                           18.48%      19.00%
1973         1.72%                                          -13.28%     -14.69%
1974        -3.22%                                          -23.57%     -26.47%
1975        53.89%                                           44.75%      37.23%
1976        32.86%                                           22.82%      23.93%
1977        -4.27%                                          -12.84%      -7.16%
1978        -2.52%                                            2.79%       6.57%
1979        10.54%                                           10.55%      18.61%
1980        25.27%                                           22.16%      32.50%
1981         4.99%                                           -3.57%      -4.92%
1982        24.77%                                           27.11%      21.55%
1983        36.46%                                           25.96%      22.56%
1984         5.44%                                            1.30%       6.27%
1985        27.33%                                           33.55%      31.72%
1986        33.01%                                           27.10%      18.67%
1987         3.27%                                            5.48%       5.25%
1988        22.00%                                           16.14%      16.56%
1989        23.91%                                           32.19%      31.62%
1990       -10.13%                           -0.94%          -0.56%      -3.10%
1991        32.64%                           56.92%          24.19%      30.40%
1992         5.27%                            4.07%           7.41%       7.61%
1993        24.33%                           22.00%          16.93%      10.04%
1994         1.71%                            2.08%           5.01%       1.32%
1995        34.01%                           42.75%          36.87%      37.54%
1996        25.50%     26.72%     21.13%     38.57%          28.89%      22.94%
1997        18.92%     37.49%     35.06%     25.84%          24.94%      33.35%
1998         8.03%     31.03%     27.53%     51.02%          18.15%      28.58%
1999         2.55%     45.36%     32.06%     48.75%          27.21%      21.04%
2000         3.27%      9.61%     11.93%     -4.80%          -4.71%      -9.10%
2001        -5.20%     20.40%      5.04%    -11.21%          -5.43%     -11.88%
2002       -11.07%    -11.13%    -11.63%    -21.46%         -15.01%     -22.09%
2003        25.25%     39.17%     38.44%     34.83%          28.26%      28.67%
2004         1.85%     21.84%     18.67%     13.09%           5.30%      10.87%
2005        -7.43%      9.00%     12.43%     6.70%            1.72%       4.91%
2006        27.16%     14.31%     17.71%     11.80%          19.03%      15.78%
2007        -0.54%      6.99%     13.42%     9.17%            8.87%       5.49%
2008       -39.12%    -43.52%    -47.65%    -46.13%         -31.92%     -36.99%
2009       -23.52%    -18.10%    -14.08%    -16.89%         -12.43%     -10.98%
(thru 3/31)

----------------

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                     Average Annual
Strategy                             Total Return      Corresponding Index                               Index Return
-------                              --------------    -------------------                               ------------
The Dow(R) Target 10 Strategy        10.72%            DJIA(sm) (from 12/31/71 through 12/31/08)         10.20%
Target Focus Four Strategy           13.12%            S&P 500 Index (from 12/31/95 through 12/31/08)     4.78%
Target Triad Strategy                10.58%            S&P 500 Index (from 12/31/95 through 12/31/08)     4.78%
Target VIP Strategy                  11.57%            S&P 500 Index (from 12/31/89 through 12/31/08)     7.31%

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                             Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from June 19, 2009 through August 20, 2009. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
----------------             -----------      ----------
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                          Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
---------------------                     ----------
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of a Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                          The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                           The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                          How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                           Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to a Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, Standard & Poor's, The NASDAQ Stock Market LLC, NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

 Each Trust is expected to hold one or more of the following:

(i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

(ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

 It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                             Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                          Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owner of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated of uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                     Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of such Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                           Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow (R) Target 10 Portfolio, or 5,000 Units of the Target Focus Four Portfolio, the Target Triad Portfolio or the Target VIP Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                         Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification

Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                     Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                  Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

         Information on the Sponsor, Trustee, FTPS Unit Servicing
                           Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $115 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2008, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $44,448,714 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The
Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                            Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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                              First Trust(R)
                 Dow(R) Target 10 May '09 - Term 5/28/10
                  Target Focus 4 May '09 - Term 7/30/10
                   Target Triad May '09 - Term 7/30/10
                    Target VIP May '09 - Term 7/30/10

                                 FT 2000

                                 Sponsor:

                       First Trust Portfolios L.P.
                        Member SIPC o Member FINRA
                          120 East Liberty Drive
                         Wheaton, Illinois 60187
                              1-800-621-1675

      FTPS Unit Servicing Agent:                  Trustee:

           FTP Services LLC              The Bank of New York Mellon
        120 East Liberty Drive               101 Barclay Street
        Wheaton, Illinois 60187           New York, New York 10286
            1-866-514-7768                     1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132

                        ------------------------

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                 ILLEGAL.

                        ------------------------

 This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

     -  Securities Act of 1933 (file no. 333-157111) and

     -  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
       D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the
                          SEC's Internet site at
                           http://www.sec.gov.

                  To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                              April 30, 2009


            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52


                              First Trust(R)

                              The FT Series

                             Information Supplement
This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 2000 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 30, 2009. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC.                                    2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   REITs                                                        4
   Foreign Issuers                                              5
   Exchange Rates                                               6
   Small-Cap Companies                                          9
Litigation
   Tobacco Industry                                             9
Concentrations
   Consumer Products                                           10
   Health Care                                                 10
Securities
   The Dow(R) DART 5 Strategy Stocks                           11
   The Dow(R) Target 10 Strategy Stocks                        11
   The Dow(R)Target Dividend Strategy Stocks                   12
   European Target 20 Strategy Stocks                          13
   The Nasdaq(R) Target 15 Strategy Stocks                     14
   NYSE(R) International Target 25 Strategy Stocks             15
   The S&P Target 24 Strategy Stocks                           17
   S&P Target SMid 60 Strategy Stocks                          18
   Target Diversified Dividend Strategy Stocks                 21
   Target Growth Strategy Stocks                               23
   Target Small-Cap Strategy Stocks                            25
   Value Line(R) Target 25 Strategy Stocks                     27

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, THE S&P SMALLCAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates are the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE (R) International Target 25 Strategy of the Target Triad Portfolio and the Target Focus Four Portfolio.

NYSE does not: sponsor, endorse, sell or promote the Target Triad Portfolio or the Target Focus Four Portfolio; recommend that any person invest in the Target Triad Portfolio or the Target Focus Four Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Target Triad Portfolio or the Target Focus Four Portfolio; have any responsibility or liability for the administration, management or marketing of the Target Triad Portfolio or the Target Focus Four Portfolio; consider the needs of the Target Triad Portfolio or the Target Focus Four Portfolio or the owners of the Target Triad Portfolio or the Target Focus Four Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the Target Triad Portfolio or the Target Focus Four Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the Target Triad Portfolio or the Target Focus Four Portfolio, the owner of the Target Triad Portfolio or the Target Focus Four Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Target Triad Portfolio or the Target Focus Four Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


REITs. An investment in Units of the Target Focus Four Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.


REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income- producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Foreign Issuers. Since certain of the Securities in the Target Focus Four Portfolio, the Target Triad Portfolio and the Target VIP Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rates. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                          Foreign Exchange Rates

               Range of Fluctuations in Foreign Currencies

                                United Kingdom
           Annual              Pound Sterling/           Euro/
           Period                U.S. Dollar           U.S. Dollar
           ------              ----------------        -----------
           1983                  0.616-0.707              N.A.
           1984                  0.670-0.864              N.A.
           1985                  0.672-0.951              N.A.
           1986                  0.643-0.726              N.A.
           1987                  0.530-0.680              N.A.
           1988                  0.525-0.601              N.A.
           1989                  0.548-0.661              N.A.
           1990                  0.504-0.627              N.A.
           1991                  0.499-0.624              N.A.
           1992                  0.499-0.667              N.A.
           1993                  0.630-0.705              N.A.
           1994                  0.610-0.684              N.A.
           1995                  0.610-0.653              N.A.
           1996                  0.583-0.670              N.A.
           1997                  0.584-0.633              N.A.
           1998                  0.584-0.620              N.A.
           1999                  0.597-0.646          0.845-0.999
           2000                  0.605-0.715          0.968-1.209
           2001                  0.678-0.707          1.045-1.194
           2002                  0.621-0.709          0.953-1.164
           2003                  0.560-0.636          0.794-0.929
           2004                  0.514-0.568          0.738-0.844
           2005                  0.518-0.583          0.743-0.857
           2006                  0.509-0.576          0.755-0.839
           2007                  0.481-0.509          0.683-0.767
           2008                  0.502-0.685          0.633-0.788

Source: Bloomberg L.P.

                       End of Month Exchange Rates
                          for Foreign Currencies

                              United Kingdom
                              Pound Sterling/         Euro/
          Monthly Period       U.S. Dollar         U.S. Dollar
          --------------      ---------------      -----------
         2006:
            January             .531                 .767
            February            .521                 .756
            March               .529                 .771
            April               .524                 .777
            May                 .548                 .809
            June                .558                 .826
            July                .569                 .825
            August              .555                 .811
            September           .567                 .832
            October             .565                 .834
            November            .578                 .848
            December            .580                 .844
         2007:
            January             .509                 .767
            February            .509                 .756
            March               .508                 .749
            April               .500                 .733
            May                 .505                 .743
            June                .498                 .738
            July                .492                 .731
            August              .496                 .734
            September           .488                 .701
            October             .481                 .690
            November            .486                 .683
            December            .504                 .685
         2008:
            January             .503                 .673
            February            .505                 .659
            March               .504                 .633
            April               .503                 .640
            May                 .504                 .643
            June                .502                 .635
            July                .504                 .641
            August              .549                 .682
            September           .562                 .710
            October             .622                 .786
            November            .650                 .887
            December            .685                 .716
         2009:
            January             .688                 .780
            February            .698                 .789
            March               .698                 .755

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 10 Portfolio is concentrated in stocks of health care companies. The Target Focus Four Portfolio is concentrated in stocks of consumer products companies. The Target VIP Portfolio is concentrated in stocks of consumer products companies.


Consumer Products. The general problems and risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low- cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Health Care. Health care companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the health care field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the health care and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                    The Dow (R) DART 5 Strategy Stocks


Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


                  The Dow (R) Target 10 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow (R) Target Dividend Strategy Stocks


American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, purchase, transmission and distribution of electric power.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Edison International, headquartered in Rosemead, California, through subsidiaries, supplies electricity in the central and southern portions of California. The company also develops, owns and operates independent power facilities; provides capital and financial services for energy and infrastructure projects; and manages and sells real estate projects.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

Leggett & Platt, Incorporated, headquartered in Carthage, Missouri, is a manufacturer of a wide range of engineered products which include residential and commercial furnishings, aluminum products, industrial materials and specialized products.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

Sensient Technologies Corporation, headquartered in Milwaukee, Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and Europe.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.


                    European Target 20 Strategy Stocks


Banco Bilbao Vizcaya Argentaria, S.A., headquartered in Bilbao, Spain, engages in the retail banking, asset management, private banking, and wholesale banking businesses worldwide.

BASF AG, headquartered in Ludwigshafen, Germany, is a chemical producing group. The company's main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Deutsche Post AG, headquartered in Bonn, Germany, provides domestic and international mail delivery and international parcel services to both commercial and public clients. The company also offers freight delivery, logistics services, and a variety of financial services including standard banking services and brokerage services.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortum Oyj, headquartered in Espoo, Finland, provides a full range of energy related products and services. The company's activities cover the generation, distribution, and sale of electricity and heat and steam, as well as the operation of power plants, and energy-related services. The company operates worldwide but mainly in Northern Europe.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin
America, the Middle East, North Africa and the United States.

Royal Dutch Shell Plc, headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

RWE AG, headquartered in Essen, Germany, operates energy businesses and offers municipal services. The company generates electricity, mines coal, refines petroleum, produces natural gas, offers waste disposal and recycling services, supplies drinking water, manufactures printing presses, decommissions nuclear power plants, and disposes of nuclear waste.

Santander Central Hispano S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Scottish & Southern Energy Plc, headquartered in Perth, Scotland, United Kingdom, is one of the largest energy companies in the UK. It is involved in the generation, transmission, distribution and supply of electricity to industrial, commercial and domestic customers; energy trading; gas marketing; electrical and utility contracting and telecommunications.

Snam Rete Gas SpA, headquartered in San Donato Milanese, Italy, owns and operates Italy's natural-gas distribution network. The company owns and transports gas on a network of high-pressure and medium-pressure pipes, including trunklines connected to production and import sites in Italy.

Swisscom AG, headquartered in Worblaufen, Switzerland, operates public telecommunications networks and offers network application services. The company provides local, long-distance, and mobile telephone services, integrated voice and data digital services, network solutions to national and international telecommunications operators, and Internet access services, and owns and operates pay telephones.

Telefonica S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                 The Nasdaq(R) Target 15 Strategy Stocks


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Hansen Natural Corporation, headquartered in Corona, California, through its subsidiaries, engages in the development, marketing, sale, and distribution of beverages in the United States and Canada.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor ("CMOS"), BiCMOS and bipolar and complementary bipolar wafer process technologies.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Missouri, Arkansas, Illinois, Iowa, Kansas, Louisiana, Nebraska, Oklahoma and Texas.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


             NYSE(R) International Target 25 Strategy Stocks


Canada
------

Bank of Montreal, headquartered in Montreal, Quebec, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Canadian Imperial Bank of Commerce, headquartered in Toronto, Ontario, Canada, provides various banking and financial services to individuals, government and corporate clients in Canada and around the world.

The Toronto-Dominion Bank, headquartered in Toronto, Ontario, Canada, and its subsidiaries provide retail and commercial banking, wealth management, and wholesale banking products and services in the United States, Canada, and internationally.

France
------

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Germany
-------

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Hong Kong
---------

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Italy
-----

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
-----

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
---------------

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, and domiciled in Rotterdam, the Netherlands, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets and slabs.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

South Korea
-----------

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
-----

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin
America, the Middle East, North Africa and the United States.

Switzerland
-----------

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

UBS AG, headquartered in Zurich, Switzerland, is a leading global financial services firm, the world's largest global asset manager, a top-tier provider of investment banking and securities distribution, and a leading provider of private banking services.

United Kingdom
--------------

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

Lloyds TSB Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    The S&P Target 24 Strategy Stocks


Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Aon Corporation, headquartered in Chicago, Illinois, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Campbell Soup Company, headquartered in Camden, New Jersey, operates with its consolidated subsidiaries as a manufacturer and marketer of soups and a manufacturer of juice beverages, sauces, biscuits and confectionery products.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

The Dun & Bradstreet Corporation, headquartered in Short Hills, New Jersey, provides business information and tools in the United States and internationally.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

EQT Corporation, headquartered in Pittsburgh, Pennsylvania, is an integrated energy company, with emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and energy management services for customers throughout the United States.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions:
Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

The Southern Company, headquartered in Atlanta, Georgia, through wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi; and owns generating units at a large electric generating station which supplies power to certain utility subsidiaries.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Teradata Corporation, headquartered in Dayton, Ohio, is engaged in the development and marketing of computer software. The company's products include enterprise data warehousing, customer relationship management, master data management, finance and performance management, profitability analytics, and supply chain management software.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

Western Union Company, headquartered in Engelwood, Colorado, provides money transfer services worldwide.


                    S&P Target SMid 60 Strategy Stocks


Adaptec, Inc., headquartered in Milpitas, California, designs, makes and markets hardware and software products that enhance data transfer rates between computers, peripherals and networks. The company's
"Input/Output," connectivity and network products are incorporated into the systems and products of major computer and peripheral makers worldwide.

Alexander & Baldwin, Inc., headquartered in Honolulu, Hawaii, operates in transportation, real estate and agribusiness industries primarily in Hawaii.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets Valvoline motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Basic Energy Services, Inc., headquartered in Midland, Texas, provides a range of well site services to oil and gas drilling and producing companies in the United States.

BioMed Realty Trust, Inc., headquartered in San Diego, California, is a real estate investment trust that engages in the acquisition, development, ownership, leasing and management of laboratory and office space for the life science industry.

Black Box Corporation, headquartered in Lawrence, Pennsylvania, is a direct marketer and technical service provider of computer communications and networking equipment and services to businesses of all sizes, operating in 132 countries.

Bristow Group, Inc., headquartered in Houston, Texas, provides helicopter transportation services to the offshore oil and gas industry. Through its subsidiaries, affiliates, and joint ventures, the company offers transportation services in oil and gas producing regions around the world.

Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs.

CONMED Corporation, headquartered in Utica, New York, develops, manufactures and supplies a broad range of medical instruments and systems used in orthopaedics, general surgery and other medical procedures.

DiamondRock Hospitality Company, headquartered in Bethesda, Maryland, is a lodging-focused real estate investment trust that owns and operates upscale hotels and resorts in North America.

Entertainment Properties Trust, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties including megaplex theatres and entertainment-themed retail centers.

Extra Space Storage Inc., headquartered in Salt Lake City, Utah, operates as a real estate investment trust which engages in property management and development activities that include acquiring, managing, developing and selling, as well as the rental of self-storage facilities.

First American Corporation, headquartered in Santa Ana, California, through its subsidiaries, provides business information and related products and services primarily in the United States. The company operates in five segments: Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, and Risk Mitigation and Business Solutions.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Midwest Bancorp, Inc., headquartered in Itasca, Illinois, is a banking company that operates First Midwest Bank and First Midwest Insurance Company.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

HealthSpring, Inc., headquartered in Nashville, Tennessee, through its subsidiaries, operates as a managed care organization in the United States. The company focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease in the states of Alabama, Florida, Illinois, Mississippi, Tennessee and Texas.

Helen of Troy Limited, headquartered in El Paso, Texas, designs, develops and markets a variety of personal care and comfort products. Such products include hair dryers, curling irons, hot air brushes, brush irons, lighted mirrors, hairsetters, hair brushes, combs, hair accessories, women's shavers, foot baths, body massagers and hair clippers and trimmers. Most of the company's products are sold by mass merchandisers, drug chains, warehouse clubs, grocery stores and beauty supply retailers and wholesalers.

Hill-Rom Holdings, Inc., headquartered in Batesville, Indiana, manufactures equipment for the healthcare industry in addition to providing wound care and pulmonary/trauma management services. The company produces hospital beds, mattresses, stretchers and furniture. In addition, the company provides hospital information technology systems, and offers wound, circulatory and pulmonary therapies.

Hologic, Inc., headquartered in Bedford, Massachusetts, is a developer, manufacturer and supplier of bone densitometers, mammography and breast biopsy devices, direct-to-direct X-ray systems, and other X-ray based imaging systems.

Hornbeck Offshore Services, Inc., headquartered in Covington, Louisiana, provides marine transportation services to the offshore oil and gas industry. The company owns and operates supply vessels in the Gulf of Mexico supporting operations of drilling rigs and platforms. Ocean-going tugs and barges are also operated in the northeastern United States and Puerto Rico.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Kansas City Southern, headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

LIFE TIME FITNESS, Inc., headquartered in Eden Prairie, Minnesota, operates large sports, athletic, fitness and family recreation centers under the "Life Time Fitness" brand.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Medical Properties Trust Inc., headquartered in Birmingham, Alabama, is a real estate investment trust that acquires and develops healthcare facilities and leases the facilities to healthcare operating companies.

Minerals Technologies Inc., headquartered in New York, New York, is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products.

NewAlliance Bancshares, Inc., headquartered in New Haven, Connecticut, is the holding company of NewAlliance Bank. The company offers business and retail loans, deposits, brokerage services, trust and insurance products and it operates in New Haven and Middlesex Counties, Connecticut.

Oil States International, Inc., headquartered in Houston, Texas, is a provider of specialty products and services to oil and gas drilling and production companies throughout the world.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

Oshkosh Corporation, headquartered in Oshkosh, Wisconsin, is a diversified manufacturer of specialty trucks and truck bodies for the concrete placement, refuse hauling, fire and emergency, and defense markets.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Patriot Coal Corporation, headquartered in St. Louis, Missouri, produces and sells coal in the eastern United States.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Penn Virginia Corporation, headquartered in Radnor, Pennsylvania, is engaged in the exploration, development and production of crude oil and natural gas, primarily in the eastern and Gulf Coast onshore areas of the United States.

Pennsylvania Real Estate Investment Trust, headquartered in Philadelphia, Pennsylvania, is a publicly owned equity real estate investment trust that manages, owns, develops, acquires and leases mall and power and strip centers primarily in the Eastern United States.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

Pride International, Inc., headquartered in Houston, Texas, is an international provider of contract drilling and related services, operating both offshore and on land.

Regis Corporation, headquartered in Edina, Minnesota, operates and franchises hair and retail product salons under the names "Regis
Hairstylists," "Supercuts," "MasterCuts," "Trade Secret" and
"SmartStyle." The company operates salons worldwide.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Southern Union Company, headquartered in Houston, Texas, together with its subsidiaries, engages in the transportation, storage, and distribution of natural gas in the United States.

StanCorp Financial Group, Inc., headquartered in Portland, Oregon, through its subsidiaries, provides group insurance products and services for life and disability insurance needs of employer groups and the disability insurance needs of individuals in the United States.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

TETRA Technologies, Inc., headquartered in The Woodlands, Texas, is an oil and gas services company with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy markets, as well as other markets.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and Europe.

Umpqua Holdings Corporation, headquartered in Portland, Oregon, offers commercial and retail banking services, and retail brokerage services through its wholly-owned subsidiary, Umpqua Bank.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

URS Corporation, headquartered in San Francisco, California, is an engineering services firm that provides a broad range of planning, design and program and construction management services.

Whitney Holding Corporation, headquartered in New Orleans, Louisiana, operates as the holding company for Whitney National Bank, which provides community banking services to commercial, small business, and retail customers in Mississippi, central and south Alabama, Florida and Texas.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.


               Target Diversified Dividend Strategy Stocks


Alexander & Baldwin, Inc., headquartered in Honolulu, Hawaii, operates in transportation, real estate and agribusiness industries primarily in Hawaii.

Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy; and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, gift wrap, paper party goods, candles, balloons, stationery and giftware. The company's products are sold throughout the world.

The Andersons, Inc., headquartered in Maumee, Ohio, engages in agribusiness processing and manufacturing businesses, and general merchandise retailing.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Barnes Group Inc., headquartered in Bristol, Connecticut, is a diversified international manufacturer of precision components and assemblies and a distributor of industrial supplies.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Carpenter Technology Corporation, headquartered in Wyomissing,
Pennsylvania, manufactures, fabricates and distributes specialty metals and engineered products. The company's products include stainless steels, special alloys, ceramics, titanium products and other steel.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

Cognex Corporation, headquartered in Natick, Massachusetts, designs, develops, makes and sells machine vision systems which are used to replace human vision in a wide range of manufacturing processes in the semiconductor, electronics, automotive, graphic arts and pharmaceutical industries.

Corn Products International, Inc., headquartered in Bedford Park,
Illinois, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca).

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Eaton Corporation, headquartered in Cleveland, Ohio, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Harte-Hanks, Inc., headquartered in San Antonio, Texas, is a leading direct marketing services firm and one of the largest producers of shoppers (weekly advertising circulars sent by mail) in the United States. The company's direct marketing division offers outsourced traditional direct marketing services as well as consulting and technology services to clients within the United States and other countries.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing, and interactive media business in the United States.

Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

Molex Incorporated, headquartered in Lisle, Illinois, engages in the design, manufacture and distribution of electronic components. The company offers terminals, connectors, planar cables, cable assemblies, interconnection systems, fiber optic interconnection systems, backplanes and mechanical and electronic switches.

MTS Systems Corporation, headquartered in Eden Prairie, Minnesota, is a global supplier of testing products that help customers accelerate and improve their design, development and manufacturing processes.

National Presto Industries, Inc., headquartered in Eau Claire, Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

Pharmaceutical Product Development, Inc., headquartered in Wilmington, North Carolina, provides a broad range of integrated product development services on a global basis to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. The company offers assessment and management of chemical and environmental health risk and provides research, development and consulting services in the life, environmental and discovery sciences.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, owns and operates a flat-rolled steel mini-mill, producing products such as hot/cold rolled and coated steel products including high strength low alloy and medium carbon steels.

Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, through its subsidiaries, is a petroleum refiner and marketer with interests in coke-making and coal mining. The company's petroleum refining and marketing operations are conducted primarily in the eastern half of the United States.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum product and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and Europe.

Tsakos Energy Navigation Ltd., headquartered in Athens, Greece, owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Zenith National Insurance Corp., headquartered in Woodland Hills,
California, is a holding company that, through its wholly-owned insurance subsidiaries, is engaged in the property-casualty insurance business.


                      Target Growth Strategy Stocks


Agrium Inc., headquartered in Calgary, Alberta, Canada, engages in the production, marketing and distribution of agricultural products and services, as well as nutrients for agricultural and industrial markets in North America and Argentina.

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

First Solar, Inc., headquartered in Phoenix, Arizona, and its subsidiaries engage in the design, manufacture, and sale of solar electric power modules.

Goldcorp, Inc., headquartered in Toronto, Ontario, Canada, engages in the acquisition, exploration, and operation of precious metal properties in North and South America and in Australia.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Medco Health Solutions, Inc., headquartered in Franklin Lakes, New Jersey, a pharmacy benefit manager, provides programs and services for its clients and the members of their prescription benefit plans, as well as for the physicians and pharmacies for the members' use.

Monsanto Company, headquartered in St. Louis, Missouri, and its subsidiaries provide agricultural products and integrated solutions for farmers. The company produces seed brands and develops biotechnology traits that assist farmers in controlling insects and weeds.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom. The company also conducts pipeline and crude oil trading operations in Canada.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Noble Energy, Inc., headquartered in Houston, Texas, is engaged in the exploration, development, production and marketing of natural gas and crude oil. The company's domestic offshore operations are located primarily in the Gulf of Mexico and onshore in the Gulf coast region while international operations are located in various countries.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Talisman Energy Inc., headquartered in Calgary, Alberta, Canada, is an international upstream oil and gas producer with operations in Canada, the North Sea and Indonesia. The company also conducts exploration in Algeria, Colombia, Qatar, Southeast Asia and Trinidad.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Ultra Petroleum Corp., incorporated in Canada and headquartered in Houston, Texas, is an independent exploration and production company focused on its core properties in the Green River Basin of southwestern Wyoming.

Yum! Brands, Inc., headquartered in Louisville, Kentucky, owns, franchises and licenses quick-service restaurants worldwide. The company's restaurants include "A&W All-American Food Restaurants," "KFC," "Long John Silver's," "Pizza Hut" and "Taco Bell." They serve chicken, pizza, seafood, root beer, hamburgers and Mexican food.


                     Target Small-Cap Strategy Stocks


Align Technology, Inc., headquartered in Santa Clara, California, designs, manufactures and markets the invisalign system for treating malocclusion or the misalignment of teeth.

American Public Education, Inc., headquartered in Charles Town, West Virginia, is a provider of online post-secondary education focused primarily on serving the military and public service communities.

American Science and Engineering, Inc., headquartered in Billerica, Massachusetts, engages in the development, manufacture, marketing, and sale of inspection systems. The company's products are used for detection and security applications by seaport and border authorities, federal facilities, military bases, airports and corporations worldwide.

Athenahealth, Inc., headquartered in Watertown, Massachusetts, provides Internet-based business services for physician practices in the United States.

Beacon Roofing Supply, Inc., headquartered in Peabody, Massachusetts, distributes residential and nonresidential roofing materials in the United States and Canada. The company also offers other complementary building materials, including siding, windows, specialty lumber products, and waterproofing systems for residential and nonresidential building exteriors.

Buffalo Wild Wings Inc., headquartered in Minneapolis, Minnesota, is a chain of casual dining restaurants with made-to-order menu items which include New York style chicken wings. The company operates and franchises restaurants in many states.

Calgon Carbon Corporation, headquartered in Pittsburgh, Pennsylvania, offers products and services for the purification, separation, and concentration of liquids and gases primarily in the United States.

Carter's, Inc., headquartered in Atlanta, Georgia, markets baby and young children's apparel in the United States. The company sells products under the Tykes brand in Target stores and under its Child of Mine brand in Wal-Mart stores.

The Cato Corporation, headquartered in Charlotte, North Carolina, is a women's fashion retailer offering fashion apparel and accessories in junior/missy and plus sizes under the names "Cato," "Cato Fashions," "Cato Plus" and "It's Fashion!", in 26 states, principally in the Southeast.

CH Energy Group, Inc., headquartered in Poughkeepsie, New York, serves as the holding company for Central Hudson Gas & Electric Corporation and Central Hudson Enterprises Corporation, which distribute natural gas, electricity and related services to retail and wholesale customers in New York, Connecticut, New Hampshire and New Jersey.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary.

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

CSG Systems International, Inc., headquartered in Englewood, Colorado, provides customer care and billing solutions worldwide for the communications markets, including cable television, direct broadcast satellite, telephone, online services and others.

DG Fastchannel, Inc., headquartered in Irving, Texas, provides digital technology services that enable the electronic delivery of advertisements, syndicated programs and video news releases to traditional broadcasters, online publishers and other media outlets.

Diamond Foods, Inc., headquartered in Stockton, California, a branded food company, engages in the processing, marketing and distribution of culinary, in-shell, ingredient nuts and snack products.

Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

Hanger Orthopedic Group, Inc., headquartered in Bethesda, Maryland, owns and operates orthotic and prosthetic patient care centers in the United States.

Healthcare Services Group, Inc., headquartered in Bensalem, Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

Hibbett Sports Inc., headquartered in Birmingham, Alabama, operates a chain of full-line athletic sporting goods stores in small to mid-sized markets predominantly in the southeast, mid-Atlantic and midwest. The stores sell athletic footwear, apparel and equipment. The company operates under the names "Hibbett Sports" and "Sports & Co."

HMS Holdings Corporation, headquartered in New York, New York, through its subsidiary, Health Management Systems, Inc., provides cost containment, coordination of benefits, and program integrity services to government healthcare programs in the United States.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in intravenous therapy applications.

InterDigital, Inc., headquartered in King of Prussia, Pennsylvania, specializes in the architecture, design and delivery of wireless technology and product platforms.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

LHC Group Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States.

Life Partners Holdings, Inc., headquartered in Waco, Texas, is a financial services company providing purchasing services for life settlements. The company's transactions involve purchasing life insurance policies of elderly persons or terminally ill persons at a discount to their face value.

MasTec, Inc., headquartered in Coral Gables, Florida, provides various services to the providers of telecommunications, broadband, energy services, traffic control, and homeland security systems in North America. The company provides telecommunication customers with networks that carry voice, video, data, and Internet services to their end users.

Neutral Tandem, Inc., headquartered in Chicago, Illinois, provides tandem interconnection services principally to competitive carriers, including wireless, wireline, cable, and broadband telephony companies in the United States.

PetMed Express, Inc., headquartered in Pompano Beach, Florida, doing business as 1-800-PetMeds, delivers prescription and non prescription pet medications and other health products for dogs, cats, and horses in the United States.

Riverbed Technology, Inc., headquartered in San Francisco, California, provides solutions to the fundamental problems of wide-area distributed computing in the United States and internationally.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

Stifel Financial Corp., headquartered in St. Louis, Missouri, through its subsidiaries, offers securities-related financial services in the United States and Europe.

Synaptics Incorporated, headquartered in San Jose, California, is a developer of custom-designed user interface solutions that enable people to interact with a variety of mobile computing and communications devices.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

Tyler Technologies, Inc., headquartered in Dallas, Texas, provides information management solutions and services for local governments. The company's products are grouped into four areas: financials; courts and justice;
property appraisal and tax; and document management. The company operates primarily in the United States, Canada, Puerto Rico and the United Kingdom.

United Natural Foods, Inc., headquartered in Dayville, Connecticut, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Universal Technical Institute Inc., headquartered in Phoenix, Arizona, provides post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle and marine technicians in the United States.

USANA Health Sciences, Inc., headquartered in Salt Lake City, Utah, develops and manufactures nutritional, personal care and weight management products.

USEC Inc., headquartered in Bethesda, Maryland, a global energy company, is engaged in the production and sale of uranium fuel enrichment services for commercial nuclear power plants.

Western Refining, Inc., headquartered in El Paso, Texas, operates as an independent crude oil refiner and marketer of refined products.

World Fuel Services Corporation, headquartered in Miami, Florida, markets marine and aviation fuel services.


                 Value Line(R) Target 25 Strategy Stocks


Advance Auto Parts, Inc., headquartered in Roanoke, Virginia, is a specialty retailer of automotive parts, accessories and maintenance items to do-it-yourself customers in the United States.

Aeropostale, Inc., headquartered in New York, New York, is a mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to 20. The company's stores carry affordably priced, active-oriented, fashion.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Buffalo Wild Wings Inc., headquartered in Minneapolis, Minnesota, is a chain of casual dining restaurants with made-to-order menu items which include New York style chicken wings. The company operates and franchises restaurants in many states.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the names "Red Lobster," "The Olive Garden," "Bahama Breeze" and "Smokey Bones BBQ Sports Bar."

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 39 states and Washington, D.C.

Green Mountain Coffee Roasters, Inc., headquartered in Waterbury,
Vermont, engages in the roasting, distribution, and sale of coffee products primarily in the Northeastern United States.

Hot Topic, Inc., headquartered in City of Industry, California, operates mall-based specialty stores selling music-licensed and music-influenced apparel, accessories and gift items. The company targets young men and women between the ages of 12 to 22 years old.

ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technical post-secondary degree programs which are designed to provide students with the knowledge and skills necessary for entry-level employment in technical positions in a variety of industries. The company operates its technical schools in 27 states.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures nutritional snack foods and distributes frozen beverages that it markets nationally to the food service and retail supermarket industries.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

Myriad Genetics, Inc., headquartered in Salt Lake City, Utah, discovers and sequences genes related to major common diseases, such as cancer and cardiovascular disease and the central nervous system using analyses of extensive family histories and genetic material, as well as proprietary technologies, to identify inherited gene mutations.

Netflix Inc., headquartered in Los Gatos, California, as an online movie rental subscription service provider in the United States. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

OSI Pharmaceuticals, Inc., headquartered in Melville, New York, utilizes a platform of proprietary technologies in order to discover and develop novel, small molecule compounds for the treatment of major human diseases.

Panera Bread Company (Class A), headquartered in Richmond Heights, Missouri, operates a retail bakery-cafe business and franchising business under the concept names "Panera Bread Company" and "Saint Louis Bread Company."

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

SAIC, Inc., headquartered in San Diego, California, provides scientific, engineering, systems integration, and technical services and solutions to various branches of the U.S. military, agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security, other U.S. Government civil agencies, state and local government agencies, foreign governments, and customers in selected commercial markets.

Sepracor Inc., headquartered in Marlborough, Massachusetts, researches, develops and commercializes pharmaceutical products dedicated to treating and preventing human disease.

Sybase, Inc., headquartered in Dublin, California, provides the infrastructure necessary for end-to-end solutions for mobile and embedded computing, data warehousing, and web computing environments. The company serves the public sector, as well as industries such as financial services, telecommunications, health care, and media and entertainment.

Watson Pharmaceuticals, Inc., headquartered in Corona, California, manufactures and sells off-patent (generic) pharmaceuticals and develops advanced drug delivery systems designed primarily to enhance the therapeutic benefits of pharmaceutical compounds. The company also develops and markets branded pharmaceuticals targeting the dermatology, women's health and neuropsychiatric markets.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 2000, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524, FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809;  FT  1829; FT 1859; FT 1863; FT 1888; FT 1894; FT 1911;  FT
1937;  FT  1977;  FT  1991  and  FT  1994  for  purposes  of  the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2000, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 30, 2009.

                              FT 2000

                              By FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By: Jason T. Henry
                                  Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE


Judith M. Van Kampen        Director           )
                            of The Charger     )
                            Corporation, the   )   April 30, 2009
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )

Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )
                            Corporation, the   )   Jason T. Henry
                            General Partner of )   Attorney-in-Fact**
                            First Trust        )
                            Portfolios L.P.    )

David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-157111 on Form S-6 of our report dated April 30, 2009, relating to the financial statements of FT 2000, comprising Dow(R) Target 10 May '09 - Term 5/28/10 (The Dow(R) Target 10 Portfolio, May 2009 Series); Target Focus 4 May '09 - Term 7/30/10 (Target Focus Four Portfolio, May 2009 Series); Target Triad May '09 - Term 7/30/10 (Target Triad Portfolio, May 2009 Series); and Target VIP May '09 - Term 7/30/10 (Target VIP Portfolio, May 2009 Series) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





Deloitte & Touche LLP


Chicago, Illinois
April 30, 2009


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 2000 and certain subsequent Series, effective April 30, 2009 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597).


                               S-7